UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CALIFORNIA MICRO DEVICES CORPORATION

(Name of Subject Company (Issuer))

PAC-10 ACQUISITION CORPORATION

(Offeror)

an indirect, wholly-owned subsidiary of

ON SEMICONDUCTOR CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

130439102

(CUSIP Number of Class of Securities)

George H. Cave, Esq.

Senior Vice President, General Counsel and Secretary

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, AZ 85008

(602) 244-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory R. Hall

David P. Lewis

Steven D. Pidgeon

DLA Piper LLP (US)

2525 East Camelback Road

Suite 1000

Phoenix, Arizona 85016

(480) 606-5100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$111,500,000	$7,949.95

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $4.70 cash per share based on an aggregate of (i) 23,073,189 outstanding shares of Common Stock of California Micro Devices Corporation; and (ii) 5,233,784 shares of Common Stock of California Micro Devices Corporation that were subject to and reserved for issuance with respect to all outstanding options and restricted stock units settleable in Common Stock, in each case as provided by California Micro Devices Corporation as of December 14, 2009, the most recent practicable date.
(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $7,949.95	Filing Party: On Semiconductor Corporation and PAC-10 Acquisition Corporation
Form of Registration No.: Schedule TO	Dated Filed: December 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

TABLE OF CONTENTS

		Page
Item 11.	Additional Information.	1

SIGNATURE		2

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2009 by (i) PAC-10 Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON”), and (ii) ON. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), at a purchase price of $4.70 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 28, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). This Amendment is being filed on behalf of the Purchaser and ON.

Item 11.	Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented to read in its entirety as follows:

“The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference, and the same is hereby amended and supplemented by adding the following two paragraphs:

On December 29, 2009, the plaintiff in the Varrenti lawsuit (originally filed in the County Court of Santa Clara County, California against the Company and its directors, and ON and Purchaser) filed an amended complaint. The amended complaint (i) adds allegations that the Schedule 14D-9 Solicitation/Recommendation Statement that the Company filed on December 28, 2009 contained inadequate disclosure and was materially misleading, (ii) alleges that the Company’s directors have a self-interest in the transaction and (iii) alleges that the purchase price of $4.70 per share is inadequate. Mr. John Sprague and Dr. David Sear, two former members of the California Micro Devices Board, were also removed as named defendants in the amended complaint.

On January 4, 2010, a purported class action lawsuit was filed in the Court of Chancery in the State of Delaware against California Micro Devices and its directors, and ON and Purchaser. The lawsuit, captioned Sanjay Israni, et al. v. California Micro Devices, Robert V. Dickinson, Edward C. Ross, Jon S. Castor, John Fichthorn, J. Michael Gullard, Kenneth Potashner, David L. Wittrock, ON and Purchaser (No. 5181), alleges, among other things, that (i) the Company’s directors breached their fiduciary duties by failing to maximize the value of the Company to its public stockholders, and taking steps to avoid competitive bidding and to cap the price of the Shares by the Company’s agreement to certain terms, including a “no shop” provision, the “Top-Up Option” and a termination fee; (ii) the premium that the Company’s stockholders will receive for their Shares is inadequate; (iii) the Company’s disclosure in its Schedule 14D-9 filed with the SEC fails to disclose material information needed by its shareholders to make a fully-informed decision; and (iv) ON will benefit unfairly from the proposed transaction. Based on these allegations, the lawsuit seeks, among other relief, injunctive relief enjoining the defendants from consummating the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

ON SEMICONDUCTOR CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title	Executive Vice President, Chief Financial Officer and Treasurer

PAC-10 ACQUISITION CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title	Chief Financial Officer and Treasurer

Date: January 6, 2010

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